UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Explanation regarding anticipated adoption of IAS 27 and 28

Item 1

Bogota, September 16, 2016. Grupo Aval Acciones y Valores S.A. (hereinafter “Grupo Aval” or the “Company”) provides the following information with respect to the Company’s anticipated adoption of International Financial Reporting Standards – IAS 27 “Separate Financial Statements” and IAS 28 “Investments in associates and joint ventures”.

1.	Until December 31, 2015, Grupo Aval reported its investments in subsidiaries through the equity method established in the Colombian Code of Commerce and other applicable regulations. The adoption of IAS 27 and 28 implied modifications in the Company’s financial statements due to the differences between the new standards and those previously applied. The main changes included in the new standards were: (a) the application of the equity method in associates and joint ventures, and (b) certain adjustments to the calculation methodology, in particular, the elimination of reappraisals in subsidiaries, associates and joint ventures.

2.	The anticipated adoption of IAS 27 and 28 required the Company to make adjustments to its separate financial statements with respect to recalculation of the value of its investments in subsidiaries and associates, with the corresponding effect in the Company’s equity as a result of:

(i)	The elimination of reappraisals of its direct investments in the separate statement of financial position.

(ii)	Equity adjustments in the subordinated companies of Grupo Aval, as a result of the adoption of IAS 27 and 28 by those companies.

(iii)	Adjustments in the profits registered in prior statements, as a consequence of the recalculations of the profits of the Company and its subsidiaries, associates and joint ventures under IAS 27.

The abovementioned adjustments resulted in a decrease of the assets in the separate statement of financial position of the Company for the period ended December 31, 2015, in an amount of $12,107,291 million pesos (approximately $4.1 billion dollars) and its corresponding equity reduction.

3.	Notwithstanding the equity reduction explained above, the effect of applying IAS 27 shall be positive in the future, considering that IAS 27 allows to register the profits of the Company’s associates and joint ventures in its separate financial statements under the equity method and not by distribution of dividends of such companies.

4.	The adoption of IAS 27 and 28 in the separate financial statements do not have effect in the consolidated financial statements of the Company, due to the following reasons: (a) reappraisals are removed during the consolidation process, and (b) the equity method already applied to associates and joint ventures pursuant to IAS 28.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel